Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 31, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12029
Income Strength Total Return Portfolio, Series 3
(the “Trust”)
CIK No. 2046031 File No. 333-284373

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the following disclosure, “Additionally, the Sponsor considers industry specific and geographic risk by evaluating if: (1) the industry in which the issuer is operating is subject to additional risk due to its specific industry; (2) there are systemic risks that are only applicable to the issuer; (3) the industry in which the issuer is operating is expecting a decline or elimination in business activity in the near future based upon known risks to the issuer's specific industry; (4) the issuer is at risk of catastrophic damage due to the geographic location of its facilities; and (5) the issuer mitigates risk by geographically diversifying its facilities.”

(a)	Please describe how the sponsor evaluates these risks.

(b)	If the Trust will be concentrated in any specific industry or geographic region, please add appropriate strategy and risk disclosure.

Response:       Please refer to the Trust’s responses below:

(a)	The Trust notes that each of the enumerated factors contribute towards the Sponsor’s consideration of industry specific and geographic risk and, therefore, the final portfolio selected by the Sponsor, but such factors are not weighted or considered in any determinative way. Rather, they are holistically considered in combination with each other to present a picture of an Exchange-Traded Corporate Debt Security’s risk profile and suitability for inclusion in the portfolio. The disclosure will be revised to clarify this.

(b)	If, based on the Trust’s final portfolio, the Trust is concentrated in any specific industry or geographic region, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

2.       If the Trust will invest in emerging markets, please add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon